March 20, 2006

BY FAX AND U.S. MAIL

Lisa M. Proch
Hartford Life, Inc.
200 Hopmeadow Street
Simsbury, CT 06089

> Re: **Hartford Life Insurance Company**
> Separate Account VL II
> Initial Registration Statement on Form N-6
> File Nos. 333-131135; 811-07271
>
> **Hartford Life and Annuity Insurance Company**
> Separate Account VL II
> Initial Registration Statement on Form N-6
> File Nos. 333-131133; 811-07273

Dear Ms. Proch:

The staff has reviewed the above-referenced initial registration statements, which the Commission received on January 19, 2006. The registration statements received a full review. Based on our review, we have the following comments. The comments apply to both registration statements, unless otherwise indicated. (The page numbers refer to the courtesy copy of registration statement file no. 333-131133 delivered to us.)

1. **Back Cover Page**

   Please reduce the type size of the Investment Company Act file number on the back cover page so that the type size is smaller than that generally used in the prospectus. (*See* Form N-6 Item 1(b)(4).)

2. **Summary of Benefits and Risks, page 4**

   Please include in the summary that there may be a withdrawal charge as well as surrender charge associated with a withdrawal.

3. **Summary of Benefits and Risks – No Lapse Guarantee, page 4**

   Please explain how unpaid charges are treated under the No Lapse Guarantee. (i.e. Do they accumulate? Are they forgiven?)

4.   **Fee Tables – Transaction Fees, page 6**

Please include disclosure in the fee table that withdrawals are also subject to any applicable surrender charges.

5.   **Fee Tables – Periodic Charges Other Than Fund Operating Expenses, page 7**

With regard to the Mortality and Expense Risk Charge, please explain the use of the word "plus" following each disclosure in the "Amount Deducted" column.

6.   **Fee Tables – Annual Fund Operating Expenses, page 8**

a) Please note that this registration statement, which is intended to become effective on or around May 1, 2006, should reflect Annual Operating Expenses more current than December 31, 2004 and must be reviewed before the registration statement can go effective. Also, master fund fees must be reflected in the table.

b) In the Cost of Insurance Charges, please define the term "net amount at risk."

c) Please explain what the "Monthly per $1,000 Charge" is for.

7.   **About Us – Separate Account VL II, page 9**

Please include the representations listed on Form N-6, item 4(b).

8.   **Voting Rights, page 14**

Please explain how votes are allocated as per Form N-6, item 4(e). (e.g. one vote per share)

9.   **Charges and Deductions – Premium Charge, page 15**

Please explain what is provided in consideration for this charge.

10.   **Your Policy – Allocations to Sub-accounts and the Fixed Account, page 16**

Please revise the disclosure language to make it clear that the Fixed Account is not a Sub-account.

11.   **Your Policy – Transfers of Account Value, page 16**

a) The disclosure language states that one can transfer amounts among the Fixed Account and Sub-Accounts subject to a charge described below, however there is no such discussion of the charge. Please add language which discusses the transfer fees.

b) Please make it clear whether the transfer fee, when charged, applies to individual transfers between Sub-accounts (and the fixed account), or whether a transfer is defined in the same way it is in the Sub-Account Transfer section of the registration statement.

12.   Your Policy – Abusive Transfer Policy, page 18

Please either explain supplementally why these policies will deter market timers subject to the noted exceptions, or note that your policies may not detect or deter all market timers.

13.   Your Policy – Transfers from the Fixed Account, page 19

a) Please clarify supplementally how long it would take a policy owner who held $100,000 in the Fixed Account to move the entire $100,000 into one or more of the variable investment choices under your limitations.

b) Please confirm whether a policy owner, who has assets in the Fixed Account, can choose to have his entire account value participate in an asset allocation program without offending the restriction on transfers out of the Fixed Account.

c) Please confirm whether the restriction on transfers from the Fixed Account includes transfers from the Fixed Account to the Loan Account.

14.   Your Policy – Deferral of Payments, page 20

Please explain why you would delay payments which are not attributable to the Sub-Accounts.

15.   Your Policy – Changes to Contract or Separate Account

Please explain why a change to the Contract or Separate Account may be made as per Form N-6, item 6(c)(1). (e.g., changes in applicable law or interpretations of law)

Please explain who, if anyone, must be notified of any change as per Form N-6, item 6(c)(3).

16.   Your Policy -- Estate Protection Rider, page 20

Please provide disclosure that states when the rider may be purchased (whether it must be purchased at issue), if and how it can be discontinued, and whether charges continue after the rider is discontinued.

17.   Your Policy – Benefits When the Younger Insured Reaches Age 120, page 21

Please supplementally explain the relevance of the sixth bullet point. More specifically, please explain the reference to the term "Benefit Account" which is not defined nor used elsewhere in the registration statement.

18.   Your Policy – Account Values, page 24

Please make it clear that the term "Commission" refers to the Securities and Exchange Commission.

19.   Your Policy – Death Benefits and Policy Values, page 24

Please supplementally explain under what circumstance a policy owner would choose Death Benefit Option A over Options B and C. It appears that Option A would equate to an amount less than or equal to Options B or C.

Please supplementally explain under what circumstance a policy owner would choose Death Benefit Option D over Option B. It appears that Option D would equate to an amount less than or equal to Options B.

Please include a dollar sign before "10 million" in the description of Death Benefit Option C. This comment is equally applicable to the description of Option C in the Summary of Benefits and Risks section.

20.   Making Withdrawals From Your Policy -- Withdrawals, page 25

Please reconcile this section with the "surrender charge" section which says that you pay a surrender charge only on surrender of the policy.

21.   Loans – Effects of Loans on Account Value, page 26

Please include that a loan will have a permanent effect on your account value and death benefit, as per Form N-6, item 10(d).

22.   Loans – Policy Loan Rates, page 26

Policy loans rates should be reflected in the fee tables.

23.   Lapse and Reinstatement – No Lapse Guarantee, page 27

Please explain the use of the term "Modification of Cash Surrender Value Endorsement" which is not defined nor used elsewhere in the registration statement.

24.   Lapse and Reinstatement – Reinstatement, page 27

Please clarify whether, upon reinstatement, Monthly Deduction Amounts that were due and unpaid during the Grace Period must be repaid to the insurance company or whether this amount is included in Account Value (allocated to the fixed or variable investment options).

25.   Performance Data, SAI page 4

Please correct the following typographical error. "The performance history of the underlying Funds include<u>s</u> deductions for the total fund operating expenses of the Funds.

26.   Power of Attorney

The Power of Attorney should relate to a specific filing. *See* Rule 483(b) under the Securities Act of 1933.

27.   Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

28.   Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

■■■

Please respond to these comments with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement amendments, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6754. You may also send a fax to (202) 772-9285 or e-mail me at kosoffm@sec.gov. Any mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Michael L. Kosoff
Staff Attorney
Office of Insurance Products